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                             December 5, 2022

       Guo-Liang Yu
       Chief Executive Officer
       Apollomics Inc.
       989 E. Hillsdale Blvd., Suite 220
       Foster City, CA 94404

                                                        Re: Apollomics Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed November 22,
2022
                                                            File No. 333-268525

       Dear Guo-Liang Yu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed November 22, 2022

       Cover Page

   1. We note your response to prior comment 13 and reissue in part. Please revise your cover page to include a clear
description of how cash is transferred through your organization.
                                                        Please also make
similar changes in the "Holding Company Structure" section of the
                                                        Summary of Proxy
Statement/Prospectus.
       Risk Factors
       Risks Related to Doing Business in Greater China, page 49

   2. We note your response to prior comment 17 and your disclosure on page 4 that defines
                                                           Greater China    to
include Taiwan. Please revise to remove Taiwan from the definition of
                                                        Greater China or tell
us why you believe it is appropriate.
 Guo-Liang Yu
FirstName
ApollomicsLastNameGuo-Liang Yu
           Inc.
Comapany5,
December  NameApollomics
             2022        Inc.
December
Page 2    5, 2022 Page 2
FirstName LastName
3. We note your response to prior comment 19. Please revise to affirmatively state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Certain Material Tax Considerations
Certain U.S. Federal Income Tax Considerations, page 192

4. We note your response to prior comment 26 that there are significant factual and legal uncertainties regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. However, you continue to state in the registration statement that the parties to the Merger intend for the Merger to qualify
         as a reorganization within the meaning of Section 368 of the Code. Accordingly, please have counsel file a tax opinion supporting this conclusion. Note that your tax opinion may be conditioned or may be qualified by any facts that are unknown and that give rise to doubt regarding the conclusion, so long as such conditions and qualifications are adequately described in the filing. Refer to Item 601(b)(8) of Regulation S-K. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible
         for the tax opinion to use    should    or "more likely than not"
rather than    will,    but
         counsel providing the opinion must explain why it cannot give a
will    opinion and
         describe the degree of uncertainty in the opinion. Please refer to
Section III.C.4 of Staff
         Legal Bulletin No. 19.
Information about Apollomics, page 213

5. We note your response to prior comment 28 and reissue in part. Please increase the size of your pipeline table appearing on page 215 and the graphics appearing on page 235 and
         240 so that the text within is easily readable.
Drug Candidate Development Status, page 215

6. To the extent that you are not responsible for, and do not have control over, the clinical
         trials identified as    partner    trials, please revise your table to
clearly disclose that fact, and
         disclose, by footnote or narrative accompanying the table, the extent of your financial interest in the development of the applicable product candidate, e.g., disclose, where applicable, that your financial interests are limited to specified potential milestone payments and/or royalty payments. To the extent that you do not have any direct financial interest in the development of the referenced product candidate by
your    partner,    please
         remove the related trials from your pipeline table.
7. We note your revised disclosure related to your APL-108 candidate. Please further revise to include a description of any preclinical studies or development activities conducted for this candidate. To the extent you have not conducted any development activities on this candidate, please revise to include an affirmative statement to that effect. Please also revise to include narrative disclosure explaining what is depicted in the graphic appearing on page 238.
 Guo-Liang Yu
Apollomics Inc.
December 5, 2022
Page 3
Unaudited Pro Forma Condensed Combined Financial Information, page 324

8. Please revise the historical financial information included in the pro forma information for
      Maxpro to be consistent with the most recent financial statements presented in the filing.
      Please refer to the guidance in Rule 11-02(c) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameGuo-Liang Yu
                                                            Division of
Corporation Finance
Comapany NameApollomics Inc.
                                                            Office of Life
Sciences
December 5, 2022 Page 3
cc:       Daniel Nussen, Esq.
FirstName LastName